SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders



A special meeting of  shareholders was held on April 11, 2003 to elect eight directors to the Board of Directors of the Fund. The results of the votes tabulated at the special meeting are reported below.

Name of Director	For			Withheld

Richard H. Francis	3,165,566.505 shares	266,167.775 shares
Jack W. Fritz		3,165,848.508 shares	265,885.772 shares
Joseph D. Gallagher	3,171,253.443 shares	260,480.837 shares
Jeffrey E. Garten	3,171,621.899 shares	260,112.381 shares
Peter F. Krogh 		3,171,698.036 shares	260,036.244 shares
James S. Pasman, Jr.	3,164,570.256 shares	267,164.024 shares
Steven N. Rappaport	3,172,483.377 shares	259,250.903 shares
William W. Priest 	3,172,244.905 shares	259,489.375 shares